ETF Opportunities Trust 485BPOS

Exhibit 99(p)(9)

CODE OF ETHICS

GENERAL PRINCIPLES

This Code of Ethics has been adopted by the Firm Advisory Solutions, LLC (“the Firm” or “the Firm”) and is designed to comply with Rule 204A-1 under the Investment Advisors Act of 1940 (“Advisors Act”). It will set forth the standards of conduct expected of the Firm (“the Firm”) associates and will address, among other things, personal trading by associates, gifts, the prohibition against the use of inside information and other situations where there is a possibility for conflicts of interest.

The ethical culture of the Firm is of critical importance and must be supported at the highest levels of our Firm. This Code of Ethics is designed to:

•	Protect the Firm’s clients by deterring misconduct by associates;
•	Educate associates regarding the Firm’s expectations and the laws governing their conduct;
•	Remind associates that they are in a position of trust and must act with complete propriety at all times;
•	Protect the reputation of the Firm;
•	Prevent unauthorized trading in client or associates accounts;
•	Guard against violation of the securities laws; and,
•	Establish procedures for associates to follow so that the Firm may determine whether its associates are complying with the Firm’s ethical principles.

the Firm and its associates are subject to the following specific fiduciary obligations when dealing with clients:

•	The duty to have a reasonable, independent basis for the investment advice provided;
•	The duty to ensure that investment advice meets the client’s individual objectives, needs and circumstances; and
•	A duty to be loyal to clients.

SCOPE OF THE CODE

Honesty, integrity, and professionalism are hallmarks of the Firm. The Firm maintains the highest standards of ethics and conduct in all of its business relationships. This Code of Ethics covers a wide range of business practices and procedures and applies to all associates when conducting the business and affairs of the Firm.

The activities of any officer, director or other associates of the Firm will be governed by the following general principles: (1) honest and ethical conduct will be maintained in all personal securities transactions and such conduct will be in a manner that is consistent with the Code of Ethics, thus avoiding or appropriately addressing any actual or potential conflict of interest or any abuse of an associate’s position of trust and responsibility, (2) associates shall not take inappropriate advantage of their positions with the Firm, (3) associates shall have a responsibility to maintain the confidentiality of the information concerning the identity of securities holdings and financial circumstances of all clients, and (4) independence in the investment decision-making process is paramount.

Failure to comply with this Code of Ethics may result in disciplinary action, including the termination of employment by the Firm.

PERSONS COVERED BY THE CODE

All access and supervised persons are subject to the Firm’s Code of Ethics

If you are a “supervised person”1 or “access person”2 as defined in Rule 204A-1 or have been designated by the Chief Compliance Officer (“CCO”), you are required to comply with the Firm’s Code of Ethics. Any questions as to whether an individual is required to comply with the Firm’s Code of Ethics should be directed to the CCO.

All individuals listed above, any other individuals who are “supervised persons” or “access persons,” and any individuals designated by the CCO required to comply with the Firm’s Code of Ethics are collectively referred to as “Code Persons.”

SECURITIES COVERED BY THE CODE

“Reportable Security” typically means any stock, bond, future, investment contract or any other instrument that is considered a “security” under the Advisers Act. The term “Reportable Security” is very broad and includes items you might not ordinarily think of as “securities,” including, but not limited to:

•	Options on securities, indexes, and currencies;
•	Limited partnership interests;
•	Foreign unit trusts and foreign mutual funds; and
•	Private investment funds, hedge funds and investment clubs.

Exceptions from the term “Reportable Security” as expressly excluded from the reporting requirements of Rule 204A-1 include:

•	Direct obligations of the U.S. government;
•	Banker’s acceptances, bank certificates of deposit, commercial paper and high-quality short- term debt obligations, including repurchase agreements;
•	Shares issued by money market funds;

1A supervised person includes the following:

■	Directors, officers and partners of the Firm or other persons occupying a similar status or performing similar functions;
■	Associates of the Firm; and
■	Persons who provide investment advice on behalf of the Firm and are subject to the Firm’s supervision and control.

2An “access person” includes any supervised person who:

■	Has access to nonpublic information regarding any client’s purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any fund for which the Firm serves as an investment adviser as defined in Section 2(a)(20) of the Investment Company Act of 1940; or
■	Is involved in making securities recommendations to clients or has access to such recommendations that are nonpublic.
■	All directors, officers and partners are presumed to be “access persons.”

•	Shares of open-end mutual funds that are registered under the Investment Company Act (mutual funds), and;
•	Shares issues by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are funds advised or sub-advised by the Firm.

STANDARDS OF BUSINESS CONDUCT

Pursuant to Rule 204A-1, the Firm is required to establish a standard of business conduct for its Code Persons. This section sets forth those standards.

COMPLIANCE WITH LAWS AND REGULATIONS

All Code Persons must comply with applicable federal and state securities laws. Code Persons are not permitted, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by a client:

•	To defraud such client in any manner;
•	To mislead such client, including making a statement that omits material facts;
•	To engage in any act, practice or course of conduct which operates or would operate as fraud or deceit upon such client;
•	To engage in any manipulative practice with respect to such client; or
•	To engage in any manipulative practice with respect to securities, including price manipulation.

CONFLICTS OF INTEREST

As a fiduciary, the Firm and all Code Persons have an affirmative duty of care, loyalty, honesty, and good faith to act in the best interests of its clients. With this duty, the Firm and its Code Persons can achieve this obligation by trying to avoid conflicts of interest and by fully disclosing all material facts concerning any conflict that does arise with respect to any client. A “conflict of interest” may occur when a Code Person’s private interests may be inconsistent with the interests of the Firm’s clients and/or his or her service to the Firm. Additionally, Code Persons must try to avoid situations that have even the appearance of conflict or impropriety.

•	Conflicts Among Client Interests

Conflicts of interest may arise where the Firm or its Code Persons have reason to favor the interests of one client over another client (e.g., larger accounts over smaller accounts, accounts compensated by performance fees over accounts not so compensated, accounts in which associates have made material personal investments, accounts of close friends or relatives of Code Persons). The Firm prohibits inappropriate favoritism of one client over another client that would constitute a breach of fiduciary duty.

•	Competing with Client Trades

The Firm prohibits Code Persons from using knowledge about pending or currently considered securities transactions for clients to profit personally, directly, or indirectly, as a result of such transactions, including purchasing or selling such securities.

INSIDER TRADING

Code Persons are prohibited from trading, either personally or on behalf of others, while in possession of material, nonpublic information. Additionally, the Firm’s Code Persons are prohibited from communicating material nonpublic information to others in violation of the law. The Firm has insider trading policies and procedures that can be found in the Firm’s Compliance Policy and Procedures Manual. A brief discussion is included in this Code of Ethics.

•	Penalties

Should a Code Person violate the Firm’s insider trading policies and procedures, potential penalties may include, but are not limited to, civil injunctions, permanent bars from employment in the securities industry, civil penalties up to three times the profits made, or losses avoided, criminal fines, and jail sentences.

•	Material Nonpublic Information

The SEC’s position is that the term “material nonpublic information” relates not only to issuers, but also to the Firm’s securities recommendations and client securities holdings and transactions.

PERSONAL SECURITIES TRANSACTIONS

The Firm requires all Code Persons to strictly comply with the Firm’s policies and procedures regarding personal securities transactions outside of the Firm. The following procedures are designed to assist the Firm in detecting and preventing abusive sales practices.

•	Trading Alongside Clients.

It is the express policy of the Firm that no Firm associate, or immediate family member of an associate, may purchase or sell any security prior to a transaction(s) being implemented for an advisory account during the same day unless such transactions are at a price equal to or inferior to the price obtained by advisory clients, and therefore, preventing such Code Person from benefiting from transactions placed on behalf of advisory accounts. the Firm may utilize batched orders to carry out this policy.

•	Initial Public Offerings – Prohibition.

Code Persons are prohibited from directly or indirectly acquiring beneficial ownership3 of any security in an initial public offering.

•	Limited or Private Offerings – Pre-Clearance.

Code Persons are prohibited from directly or indirectly acquiring beneficial ownership of any security in a limited or private offering, without the specific, advance written approval of the CCO, which the CCO may deny for any reason.

3 The term “beneficial ownership” as used in this Code of Ethics is to be interpreted by reference to Rule 16a-1 under the U.S. Securities Exchange Act of 1934, as amended. Under the Rule, a person is generally deemed to have beneficial ownership of securities if the person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest in the securities. The term “pecuniary interest” means the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the subject securities.

Notwithstanding the fact that a Code Person has not purchased a security for his/her own account or the account of an immediate family member, if at any time a Code Person becomes aware that he or she has become a beneficial owner of a security in an initial public, limited or private offering (e.g., a purchase made by an immediate family member, which is any relative by blood or marriage living in the Code Person’s household), the Code Person shall promptly report such interest to the CCO who shall determine the appropriate action, if any.

In determining whether to grant permission for such limited or private placement, the CCO shall consider, among other things, whether such offering should be reserved for a client and whether such transaction is being offered to the person because of his or her position with the Firm.

Any person who has received such permission shall be required to disclose such an investment when participating in any subsequent consideration of such security for purchase or sale by client of the Firm, and that the decision to purchase or sell such security shall be made by persons with no personal, direct or indirect, interest in the security.

If you have any question as to whether a possible investment is an initial public offering or a limited or private placement, please consult with the CCO.

•	Blackout Periods

Policies for Code Persons purchasing or selling any Reportable Security for their account or an account of an immediate family member during a blackout period are defined as follows:

1)	Same Day - On the same trading day on which any client account managed by the Firm purchases or sells that Reportable Security (or any closely related security, such as an option or a related convertible or exchangeable security), unless the Code Person had no actual knowledge that the reportable security (or any closely related security) was being considered for purchase or sale for any client account. If any such transaction occurs, the Firm will normally require any profits from the transaction to be disgorged for donation by the Firm to charity. Code Persons may trade alongside clients or same day as clients as long as the subject transactions are at a price equal to or inferior to the price obtained by clients.
2)	Two Day – Code Persons effecting trades with discretion for client accounts will have a two (2) day blackout period for the reportable security traded. This two- day period will be the business day prior to client trade date and the client trade date. This additional day of blackout is intended to eliminate front running by any Associate.
•	Restricted List

The Firm maintains a list of restricted securities. Code Persons are prohibited from purchasing or selling those securities while they are on the restricted list without prior written approval of the CCO unless the Code Person is trading at the same time and price as the Firm’s clients or trading an ETF or ETN.

•	Prohibition on Participation in Investment Clubs

Code Persons are prohibited from participating in or making investments with or through any investment club or similar association or entity except with the specific, advance written approval of the CCO, which the CCO may deny for any reason. If you have any doubt or uncertainty as to whether a particular association or entity is an Investment Club, you should ask the CCO before you become in any way involved with the association or entity.

Code Persons are prohibited from directly or indirectly advising or causing any immediate family member (i.e., any relative by blood or marriage living in the Code Person’s household) to engage in conduct the Code Person is prohibited from engaging in under the Firm’s Code of Ethics.

It sometimes happens that a Code Person (e.g., one who is responsible for making investment recommendations or final investment decisions for client accounts -- an IAR or research analyst) determines--within 48 hours immediately before or after he or she has purchased or sold for his or her own account a Reportable Security that was not, to the Code Person’s knowledge, then under consideration for purchase by any client account--that it would be desirable for client accounts as to which the Code Person is responsible for making investment decisions to purchase or sell the same Reportable Security (or a closely related security). In this situation, the Code Person MUST put the clients' interests first and promptly make the investment recommendation or decision in the clients' interest, rather than delaying the recommendation or decision for clients until after the 48 hours following the day of the transaction for the Code Person’s own account to avoid a possible conflict with the blackout provisions of this Code.

GIFTS AND ENTERTAINMENT

Code Persons should not accept gifts, favors, entertainment, special accommodations or other things of material value that could influence their decision-making or make them feel obligated to do business with a person or Firm. Similarly, a Code Person should not offer gifts, favors, entertainment or other things of value that could be viewed as overly generous or aimed at influencing decision-making or making a client feel obligated to do business with the Firm or the Code Person.

•	Gifts

No Code Person may receive any gift, service, or other thing of more than de Minimis value from any person or entity that does business with or on behalf of the Firm. No Code Person may give or offer any gift of more than de Minimis value to existing clients, prospective clients, or any entity that does business with or on behalf of the Firm without pre-approval by the CCO. Gifts, other than cash, given in connection with special occasions (e.g., promotions, retirements, weddings), of reasonable value are permissible.

•	Cash

No Code Person may give or accept cash gifts or cash equivalents to or from a client, prospective client, or any entity that does business with or on behalf of the Firm. This includes cash equivalents such as gift certificates, bonds, securities, or other items that may be readily converted to cash.

•	Entertainment

No Code Person may provide or accept extravagant or excessive entertainment to or from a client, prospective client, or any person or entity that does or seeks to do business with or on behalf of the Firm. Code Persons may provide or accept a business entertainment event, such as dinner, a sporting event, golf outings, etc. provided that such activities involve no more than customary amenities.

CONFIDENTIALITY

All Code Persons of the Firm shall exercise care in maintaining the confidentiality of any confidential information, except where disclosure is authorized or legally mandated. Confidential information includes non-public information, the identity of security holdings and financial circumstances of clients.

1.	Firm Duties

The Firm will keep all information about clients (including former clients) in strict confidence, including client’s identity (unless the client consents), the client’s financial circumstances, the client’s security holdings, and advice furnished to the client by the Firm or its vendors.

•	Code Persons’ Duties

The Firm strictly prohibits Code Persons from disclosing to persons outside the Firm any material nonpublic information about any client, the securities investments made by the Firm on behalf of the client, information about contemplated securities transactions, or information regarding the Firm’s trading strategies, except as required to perform a securities transaction on behalf of a client or for other legitimate business purposes.

•	Internal Walls

The Firm prohibits Code Persons from disclosing nonpublic information concerning clients or securities transactions to any other person within the Firm, except as required for legitimate business purposes.

•	Physical Security

Firm files containing material nonpublic information will be sealed and/or locked when not being used or accessed and access to computer files containing such information is restricted to certain permitted associates via user-specific logins and codes.

•	Regulation S-P

The Firm maintains policies and procedures in compliance with Regulation S-P. For specific procedures and policies these documents should be reviewed and understood. The Firm requires that all Code Persons comply with the Firm’s privacy policy. NOTE: Regulation S-P covers only a subset of the Firm’s confidentiality standards. Regulation S-P applies only to natural persons and only to personal information. The Firm’s fiduciary duty to keep client information confidential extends to all of the Firm’s clients and information, including, but not limited to corporations, limited liability organizations, trusts and estates.

SERVICE OF BOARD OF DIRECTORS

Service on Boards of publicly traded companies should be limited to a small number of instances. However, such service may be undertaken after advanced written notice and approval from the CCO. Code Persons serving as Directors will not be permitted to participate in the process of making investment decisions on behalf of clients which involve the subject company, or in any other respect if making such a decision would create the illusion of, or an actual conflict of interest.

OTHER OUTSIDE ACTIVITIES

All Code Persons must report outside business activities upon employment at the Firm, prior to engaging in any outside business activity whether or not such activity requires prior approval, and on an annual basis. (See Outside Business Activity Form).

•	Executorships

The Firm prohibits acceptance of executorships by an associate of the Firm for a client of the Firm. However, family relationships may make it desirable to accept executorships under certain circumstances. In all cases, it is necessary for the individual to have written authorization from the CCO to act as an executor. All such existing or prospective relationships should be reported in writing to the CCO.

•	Custodianships, Powers of Attorney, and Trustees

It is expected that most custodianships will be for minors of an associate’s immediate family. These will be considered as automatically authorized and do not require approval from the Firm. However, approval of the Firm is required for all other custodianships. Entrustment with a Power of Attorney from a client or to act as Trustee for a client’s account is generally prohibited for all associates. An exception to this may be if the client is an immediate family member of the associate. In all cases, acceptance of Power of Attorney or Trusteeship by any associate, requires prior written approval from the CCO.

•	Insurance Agents

IARs act as agents appointed with various life, long term care or other insurance companies, and receive commissions, trails, or other compensation from the respective product sponsors and/or as a result of effecting insurance transactions for clients. Clients have the right to purchase insurance products away from the Firm. As a result, this creates a conflict of interest between the Clients interests and the Firm’s interest. At all times, the Firm and Code Persons will act in the client’s best interest and act as a fiduciary in carrying out services provided to the Firm’s Clients.

•	Disclosure.

Regardless of whether an activity is specifically addressed in this Code, Code Persons are required to disclose in writing, any personal interest that might present a conflict of interest or harm the reputation of the Firm.

•	Trustees.

It is the Firm’s policy that neither the Firm, nor any associate or supervised person will act as a trustee except in situations where there is a clear prior personal relationship. All such existing or prospective relationships should be reported to the CCO.

MARKETING AND PROMOTIONAL ACTIVITIES

The Code Persons of the Firm are reminded that all oral and written statements, including those made to clients, prospective clients, their representatives, or the media, must be professional, accurate, balanced, and not misleading in any way.

COMPLIANCE PROCEDURES

PERSONAL SECURITIES TRANSACTION PROCEDURES AND REPORTING

General Policy/ Preclearance

It is the general policy of the Firm to allow Code Persons to buy or sell all other securities, subject to the preclearance requirements and the prohibitions listed above. Code Persons are required to obtain preclearance for all securities on the Firm’s restricted list and Code Persons are required to notify the CCO about the purchase or sales of ALL Reportable Securities, except the following:

•	Purchases or sales over which a code Person has no direct or indirect influence or control;
•	Purchases or sales pursuant to an automatic investment plan;
•	Purchases effected upon exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuers, and sales of such rights so acquired;
•	Acquisition of securities through stock dividends, dividend reinvestments, stock splits, reverse stock splits, mergers, consolidations, spin-offs, and other similar corporate reorganizations or distributions generally applicable to all holders of the same class of securities;
•	Open end investment company shares
•	Certain closed-end index funds
•	Unit investment trusts;
•	ETFs and ETNs that are based on a broad-based security index;
•	Futures and options on currencies or on a broad-based securities index;

•	Other non-volitional events, such as assignment of options or exercise of an option at expiration; or
•	The Code Person is trading alongside clients and receives the same price as clients.

Any violation may require the Code person to obtain preclearance on all reportable securities going forward.

PRE-CLEARANCE PROCEDURES

The pre-clearance requirements and associated procedures are designed to identify any prohibition or limitation applicable to a proposed investment. Pre-clearance procedures include the following:

•	Code Persons must submit detailed information about the proposed transaction and any additional information as requested by the CCO or his or her designee.
•	All information must be submitted before the proposed transaction.
•	The CCO or other designated person shall authorize/deny the requested transaction.
•	Documentation of the transaction, the approval/ denial of and rationale supporting the decision shall be maintained for at least five (5) years after the end of the fiscal year in which the approval/denial was issued.

The CCO or his or her designee may deny or revoke a preclearance request for any reason. In no event will preclearance be granted for any transaction if the Firm has a buy or sell order pending for that same security or a closely related security (such as an option relating to that security, or a related convertible or exchangeable security). Furthermore, in no event will preclearance be granted for any transaction if the purchase or sale of such security is inconsistent with the purposes of this Code of Ethics and Advisers Act. If approved, preclearance is valid only for the day on which it is granted and the following one (1) business day. The Chief Executive Officer shall authorize/ deny preclearance requests of the CCO or other person that authorizes transactions.

A duplicate confirmation will be obtained and checked against the file of pre-clearance approvals.

REPORTING REQUIREMENTS

The Firm requires Code Persons to submit to the CCO a report of all holdings in Reportable Securities which the Code Person has a direct or indirect beneficial ownership as defined by Rule 204A-1, within 10 days of becoming a Code Person and thereafter on an annual basis.

For the purposes of personal securities reporting requirements, a Code Person’s holdings include the holdings of a Code Person’s immediate family (including any relative by blood or marriage living in the Code Person’s household), and holdings in any account in which the Code Person has direct or indirect beneficial ownership, such as a trust.

The holdings report must include:

•	the title and exchange ticker symbol or CUSIP number, type of security, number of shares and principal amount (if applicable) of each reportable security in which the Code Person has any direct or indirect beneficial ownership;

•	the name of any broker, dealer or bank with which the Code Person maintains an account in which any securities are held for the Code Person’s direct or indirect benefit;
•	the date the report was submitted; and
•	the specific account numbers or identifiers in the holdings report.

QUARTERLY TRANSACTION REPORTS

All Code Persons must submit to the CCO transaction reports no later than 30 days after the end of each calendar quarter covering all transactions in Reportable Securities during the quarter.

For the purposes of quarterly transaction reports, a Code Person’s transactions include the transactions of a Code Person’s immediate family (including any relative by blood or marriage living in the Code Person’s household), and transactions in any account in which the Code Person has direct or indirect beneficial ownership, such as a trust.

The report must include:

•	the date of the transaction, the title and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, the number of shares, and principal amount of each reportable security involved;
•	the nature of the transaction (e.g., purchase or sale);
•	the price of the security at which the transaction was effected;
•	the name of the broker, dealer or bank with or through which the transaction was effected; and
•	the date the report is submitted.

CONFIDENTIALITY OF REPORTS

All reports provided by Code Persons concerning their transactions and holdings will be maintained in confidence, except to the extent necessary to implement and enforce the provisions of the Code or to comply with requests for information from government agencies.

REPORTING EXEMPTIONS

Under the rule, Code Persons are not required to submit: (a) any report with respect to securities held in accounts over which the Code Person has no direct or indirect influence or control; (b) a transaction report with respect to transactions effected pursuant to an automatic investment plan, including dividend reinvestment plans; (c) a transaction report if the report would duplicate information contained in broker trade confirmations or account statements that the Firm holds in its records. The confirmations or statements must be received no later than 30 days after the end of the applicable calendar quarter.

DUPLICATE BROKERAGE CONFIRMATIONS AND STATEMENTS

The Firm requires each Code Person to disclose the broker/dealers in which the Code Person maintains accounts. The Code Person shall direct their brokers to provide to the CCO or other designated compliance official, on a timely basis, duplicate copies of confirmations of all personal securities transactions and copies of periodic statements for all securities accounts in which they have an interest. Code Persons may use such duplicate brokerage confirmation and account statements in lieu of submitting holdings and transaction reports, provided that all required information is contained in those confirmations and statements.

MONITORING OF PERSONAL SECURITIES TRANSACTIONS

The Firm will review personal securities transactions and holdings reports periodically. The Firm has developed these procedures:

The Firm designates the CCO (“Reviewer”) to review and monitor personal securities transactions and trading patterns of Code Persons.

•	Should the Reviewer become aware of potential violations of the code, a written report explaining the potential violations and the supporting documents will be presented to the Managing Partner of the Firm.

The Reviewer shall follow these steps in reviewing personal securities holdings and transactions reports:

•	Assess whether Code Person has followed required internal procedures, such as pre- clearance;
•	Compare personal trading to any restricted lists;
•	Assess whether the Code Person is trading for his or her own account in the same securities the Firm is trading for clients; and if so, whether the clients are receiving terms as favorable as the Code Person takes for him or herself;
•	Periodically analyze the Code Person’s trading for patterns that may indicate abuse, including market timing; and,
•	Review the performance of the Code Person’s account(s) in comparison to accounts over which they have discretion and investigate any substantial disparities between performance returns.

CERTIFICATION OF COMPLIANCE INITIAL CERTIFICATION

The Firm requires all Code Persons to certify in writing that they have: (a) received, read and understood the amendments to the Code; (b) read and understood all provisions of the Code; and (c) agreed to comply with the terms of the Code. This is done when the Code Person signs the Acknowledgement of Receipt of Compliance Manual in the Code of Ethics Exhibit A.

ACKNOWLEDGEMENT OF AMENDMENTS

All amendments to the Firm’s Code of Ethics will be provided to Code Persons, who will submit written acknowledgement that they have received, read, and understood the amendments to the Code, in the form attached hereto as Acknowledgment of Receipt and Acceptance of Amendment to Code of Ethics in the Code of Ethics in Exhibit B.

ANNUAL CERTIFICATION

All Code Persons shall annually certify that they have read, understood, and complied with the Code of Ethics. In addition, Code Persons shall annually certify that the Code Person has submitted the reports required by the Code and has not engaged in any prohibited conduct, in the form attached hereto as

Annual Certification in Code of Ethics Exhibit C. If a Code Person is unable to make such representation, the Firm shall require the person to self-report any violations.

RECORDKEEPING

The Firm will maintain the following records in a readily accessible place:

•	A copy of each Code that has been in effect at any time during the past five (5) years;
•	A record of any violation of the Code and any action taken as a result of such violation for five

(5) years from the end of the fiscal year in which the violation occurred;

•	A record of all written acknowledgements of receipt of the Code and amendments for each person who is currently, or within the past five (5) years was, a Code Person;
•	Holdings and transaction reports made pursuant to the Code, including any brokerage confirmation statements submitted in lieu of these reports;
•	A list of the names of person who are currently, or within the past five (5) years were, Code Persons;
•	A record of any decision, and supporting reasons for approving, the acquisition of securities by a Code Person in private or limited offerings for at least five (5) years after the end of the fiscal year in which approval was granted.

FORM ADV DISCLOSURE

The Firm shall include in Form ADV, Part 2A, Form CRS, or similar document, a summary of the Firm’s Code and shall state that the Firm will provide a copy of the Code to any client or prospective client upon request.

ADMINISTRATION AND ENFORCEMENT OF THE CODE TRAINING AND EDUCATION

The CCO, or a designated person, shall be responsible for training and educating Code Persons regarding the Code. Such training shall occur periodically, and all Code Persons are required to attend any training sessions or read any applicable materials.

ANNUAL REVIEW

The CCO shall review, at least annually, the adequacy of the code and the effectiveness of its implementation.

REPORT TO SENIOR MANAGEMENT

The CCO shall report to senior management the annual review of the Code and bring material violations to their attention.

REPORTING VIOLATIONS

All Code Persons shall report violations of the Firm’s Code of Ethics promptly to the CCO or other appropriate associates designated in the Code.

•	Confidentiality

All reports of violations shall be treated confidentially to the extent permitted by laws and investigated promptly and appropriately.

•	Alternate Designee

The alternate person to whom associates may report violations in case the CCO or other primary designee is involved in the violation or is unreachable is Amy Cappellino.

•	Reporting Types

Examples of the types of reporting required under this Code include noncompliance with applicable laws, rules and regulations; fraud or illegal acts involving any aspect of the Firm’s business; material misstatements in regulatory filings, internal books and records, clients' records or reports; activity that is harmful to clients and deviations from required controls and procedures that safeguard clients and the Firm.

•	Apparent Violations

Code Persons shall report “apparent” or “suspected” violations in addition to actual or known violations of the code.

•	Retaliation

Retaliation against an individual who reports a violation is prohibited and constitutes a further violation of the Code.

WHISTLEBLOWER PROGRAM

Whistleblower Program. Effective August 12, 2011, The Dodd-Frank Wall Street Reform and Consumer Protection Act (aka the Whistleblower Program) provided the SEC the authority to pay financial rewards to whistleblowers who provide new and timely information about any securities law violation. To be eligible, the whistleblower’s information must lead to a successful SEC enforcement action with more than

$1,000,000 in monetary sanctions. While the rules incent rather than require prospective whistleblowers to use internal Firm compliance program, the regulations clarify that the SEC, when considering the amount of an award, will consider to what extent (if any) the whistleblower participated in the internal compliance processes of the Firm.

More information regarding eligibility and how to report anonymously can be found via the following link: SEC Whistleblower. A person must be acting in good faith in reporting a complaint or concern and must have reasonable grounds for believing a deliberate misrepresentation has been made regarding accounting or audit matters or a breach of this Manual or the Firm’s Code of Ethics. A malicious allegation known to be false is considered a serious offense and will be subject to disciplinary action that may include termination of employment.

It is further the Firm’s policy that any misconduct by any Firm owner, management associates or Supervised Person (exempt or non-exempt) shall be reported to the CCO. If the misconduct being reported is regarding the CCO, reports shall be made to other owners, management associates or applicable regulators. If reported to an owner or management associates, the Firm will protect the reporting person’s identity and will not cause or threaten retaliation of any sort in connection with these reports. Reports may be filed online or via Form TCR (Tip, Complaint or Referral) available at the above link.

SANCTIONS

Code Persons that violate the Code may be subject to disciplinary action that a designated person or group (e.g., CCO, Managing Partner) deems appropriate, including but not limited to a warning, fines, disgorgement, suspension, demotion, or termination of employment. In addition to sanctions, violations may result in referral to governmental or self-regulatory authorities when appropriate.

FURTHER INFORMATION REGARDING THE CODE

Should a Code Person require additional information about the Code or have any other ethics-related questions, they should contact the CCO.

Code Persons will be required to complete an Acknowledgement of Receipt and Acceptance of Code of Ethics and the Code of Ethics Amendment forms upon receipt and review of the Code of Ethics as shown in this compliance manual. These documents will be provided as a separate form, copies of which are shown below.

CODE OF ETHICS EXHIBIT A

ACKNOWLEDGEMENT OF RECEIPT AND ACCEPTANCE OF CODE OF ETHICS

By signing below, I certify that I have received, read, understand, have abided by, and will continue to abide by the Firm’s Code of Ethics. I understand that any questions about the Firm’s Code of Ethics should be directed to the CCO.

Print Name:

Signature:

Date:

CODE OF ETHICS EXHIBIT B

ACKNOWLEDGEMENT OF RECEIPT AND ACCEPTANCE OF AMENDMENT TO CODE OF ETHICS

By signing below, I certify that I have received, read, understand, have abided by, and will continue to abide by the Firm’s Amendment to Code of Ethics. I understand that any questions about the Firm’s Code of Ethics should be directed to the CCO.

Name:

Signature:

Date:

Code Persons will be required to complete the Annual Certification of Compliance with the Code of Ethics form upon receipt and review of the Code of Ethics as shown in this compliance manual. This document will be provided as a separate form, a copy of which is shown below.

CODE OF ETHICS EXHIBIT C

ANNUAL CERTIFICATION OF COMPLIANCE WITH THE CODE OF ETHICS

I certify that during the year ended as of the date written below, I have complied with the Firm’s Code of Ethics in all respects

Print Name:

Signature:

Date:

APPENDIX D – INSIDER TRADING

STATEMENT OF POLICIES AND PROCEDURES WITH RESPECT TO THE FLOW AND USE OF MATERIAL

NONPUBLIC (INSIDE) INFORMATION

This is a Statement of Policies and Procedures with Respect to the Flow and Use of Material Nonpublic (Inside) Information (the “Statement”) of the Firm Advisory Solutions, LLC (“the Firm”).

A reputation for integrity and high ethical standards in the conduct of the affairs of the Firm is of paramount importance to us. To preserve this reputation, it is essential that all transactions in securities be effected in conformity with applicable securities laws.

This Statement has been adopted in response to the requirements of the Insider Trading and Securities Fraud Enforcement Act of 1988 (the “Act”). The Act was designed to enhance the enforcement of the securities laws, particularly in the area of insider trading, by:

(i)	imposing severe penalties on persons who violate the laws by trading on material, nonpublic information and
(ii)	requiring Custodian and investment advisers to establish, maintain and enforce written policies and procedures reasonably designed to prevent the misuse of inside information. All Supervised Persons of the Firm are required to comply with this Statement.

The purpose of this Statement is to explain:

•	the general legal prohibitions regarding insider trading;
•	the meaning of the key concepts underlying the prohibition;
•	the sanctions for insider trading and expanded liability for controlling persons; and
•	the Firm’s educational program regarding insider trading.

THE BASIC INSIDER TRADING PROHIBITION

The Act does not define insider trading. However, in general, the “insider trading” doctrine under U.S. federal securities laws prohibits any person (including investment advisers) from knowingly or recklessly breaching a duty owed by that person by:

•	trading while in possession of material, nonpublic information;
•	communicating (“tipping”) such information to others;
•	recommending the purchase or sale of securities on the basis of such information; or
•	providing substantial assistance to someone who is engaged in any of the above activities.

In addition, rules of the U.S. Securities and Exchange Commission (“SEC”) prohibit an individual from trading while in possession of material, nonpublic information relating to a tender offer, whether or not trading involves a breach of duty, except for a Firm acting in compliance with “Chinese Wall” procedures.

Possession Versus Use of Inside Information (Meaning of “on the basis of”)

Until fairly recently, an unsettled issue under U.S. insider trading laws was whether an alleged violator must have “used” material nonpublic information or whether mere “possession” is enough. To clarify this issue, the SEC adopted Rule 10b5-1 under the Securities Exchange Act of 1934, which states that “a purchase or sale of a security of an issuer is ‘on the basis of ‘material nonpublic information about that security or issuer if the person making the purchase or sale was aware of the material nonpublic information when the person made the purchase or sale.” In other words, if a person trades with respect to a security or issuer while he or she has knowing possession of material nonpublic information about the security or issuer, the person will likely be deemed to have traded “on the basis of “that information (in possible violation of insider trading laws) even if the person did not actually use the information in making the trade.

No Fiduciary Duty to Use Inside Information. Although the Firm has a fiduciary relationship with its clients, it has no legal obligation to trade or recommend trading on the basis of information its associates know to be “inside” information. In fact, such conduct could violate the federal securities laws.

BASIC CONCEPTS

As noted, the Act did not specifically define insider trading. However, federal law prohibits knowingly or recklessly purchasing or selling directly or indirectly a security while in possession of material, nonpublic information or communicating (“tipping”) such information in connection with a purchase or sale. Under current case law, the SEC must establish that the person misusing the information has breached either a fiduciary duty to company shareholders or some other duty not to misappropriate insider information.

Thus, the key aspects of insider trading are:

•	Materiality

Insider trading restrictions arise only when information that is used for trading, recommending or tipping is “material.” Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or if it could reasonably be expected to affect the price of a company’s securities. It need not be so important that it would have changed the investor’s decision to buy or sell. On the other hand, not every tidbit of information about a security is material.

•	Nonpublic Information

Information is considered public if it has been disseminated in a manner making it available to investors generally (e.g., national business and financial news wire services, such as Dow Jones and Reuters; national news services, such as The Associated Press, The New York Times or The Wall Street Journal; broad tapes; SEC reports; brokerage Firm analysts’ reports that have been disseminated to the Firm’s clients). Just as an investor is permitted to trade on the basis of nonpublic information that is not material, he or she may also trade on the basis of information that is public. However, as an example, information given by a company director to an acquaintance of an impending takeover prior to that information being made public would be considered both “material” and “nonpublic.” Trading by either the director or the acquaintance prior to the information being made public would violate the federal securities laws.

•	Knowing

Under the federal securities laws, a violation of the insider trading limitations requires that the individual act:

a)	with “scienter” – with knowledge that his or her conduct may violate these limitations – or
b)	(ii) in a reckless manner. “Recklessness” involves acting in a manner that ignores circumstances that a reasonable person would conclude would result in a violation of insider trading limitations.
•	Fiduciary Duty

The general tenor of recent court decisions is that insider trading does not violate the federal securities laws if the trading, recommending, or tipping of the insider information does not result in a breach of duty. Over the last decade, the SEC has brought cases against accountants, lawyers, and stockbrokers because of their participation in a breach of an insider's fiduciary duty to the corporation and its shareholders. The SEC has also brought cases against non-corporate associates who misappropriated information about a corporation and thereby allegedly violated their duties to their employers. The situations in which a person can trade on the basis of material, nonpublic information without raising a question whether a duty has been breached are so rare, complex and uncertain that the only prudent course is not to trade, tip or recommend while in possession of or based on inside information. In addition, trading by an individual while in possession of material, nonpublic information relating to a tender offer is illegal irrespective of whether such conduct breaches a fiduciary duty of such individual. Set forth below are several situations where courts have held that such trading involves a breach of fiduciary duty or is otherwise illegal.

•	Corporate Insider

In the context of interviews or other contact with corporate management, the Supreme Court held that an investment analyst who obtained material, nonpublic information about a corporation from a corporate insider does not violate insider trading restrictions in the use of such information unless the insider disclosed the information for "personal gain." However, personal gain may be defined broadly to include not only a pecuniary benefit, but also a reputational benefit or a gift. Moreover, selective disclosure of material, nonpublic information to an analyst might be viewed as a gift.

•	Tipping Information

The Act includes a technical amendment clarifying that tippers can be sued as primary violators of insider trading prohibitions, and not merely as aiders and abettors of a tippee's violation. In enacting this amendment, Congress intended to make clear that tippers cannot avoid liability by misleading their tippees about whether the information conveyed was nonpublic or whether its disclosure breached a duty. However, Congress recognized the crucial role of securities analysts in the smooth functioning of the markets and emphasized that the new direct liability of tippers was not intended to inhibit "honest communications between corporate officials and securities analysts.”

•	Corporate Outsider

Additionally, liability could be established when trading occurs based on material, nonpublic information that was stolen or misappropriated from any other person, whether a corporate insider or not. An example of an area where trading on information may give rise to liability, even though from outside the company whose securities are traded, is material, nonpublic information secured from an attorney or investment banker employed by the company.

•	Tender Offers

The SEC has adopted a rule specifically prohibiting trading while in possession of material information about a prospective tender offer before it is publicly announced. This rule also prohibits trading while in possession of material information during a tender offer which a person knows or has reason to know is not yet public. Under the rule, there is no need for the SEC to prove a breach of duty. Furthermore, in the SEC's view, there is no need to prove that the nonpublic, material information was actively used in connection with trading before or during a tender offer. However, this rule has an exception that allows trading by one part of a securities Firm where another part of that Firm has material, nonpublic information about a tender offer if certain strict "Chinese Wall" procedures are followed.

SANCTIONS AND LIABILITIES

•	Sanctions

Insider trading violations may result in severe sanctions being imposed on the individual(s) involved and on the Firm. These could involve SEC administrative sanctions, such as being barred from employment in the securities industry, SEC suits for disgorgement and civil penalties of, in the aggregate, up to three times profits gained or losses avoided by the trading, private damage suits brought by persons who traded in the market at about the same time as the person who traded on inside information, and criminal prosecution which could result in substantial fines and jail sentences. Even in the absence of legal action, violation of insider trading prohibitions or failure to comply with this Statement or the Code may result in termination of your employment and referral to the appropriate authorities.

•	Controlling Persons

The Act increases the liability of "controlling persons" -- defined to include both an employer and any person with the power to influence or control the activities of another. For example, any individual that is a manager or director or officer exercising policy making responsibility is presumed to be a controlling person. Thus, a controlling person may be liable for another's actions as well as his or her own.

A controlling person of an insider trader or tipper may be liable if such person failed to take appropriate steps once such person knew of, or recklessly disregarded the fact that the controlled person was likely to engage in, a violation of the insider trading limitations. The Act does not define the terms, but "reckless" is discussed in the legislative history as a "heedless indifference as to whether circumstances suggesting associate violations actually exist."

A controlling person of an insider trader or tipper may also be liable if such person failed to adopt and implement measures reasonably designed to prevent insider trading. This Statement and the Code are designed for this purpose, among others.

RESTRICTIONS AND REQUIRED CONDUCT TO PREVENT INSIDER TRADING

In order to prevent even inadvertent violations of the ban on insider trading, or even the appearance of impropriety regarding other forms of personal trading, the following standards of conduct must be observed:

1.	All information about the Firm’s clients and about securities in which the Firm or its clients invest, including but not limited to the value of accounts; securities bought, sold or held; current or proposed business plans; acquisition targets; confidential financial reports or projections; borrowings, etc., must be held in strictest confidence.
2.	When obtaining material information about an issuer or portfolio from insiders, the Firm will determine whether the information learned has already been disseminated through public channels. In discussions with securities analysts, it also may be appropriate to determine whether the information the analyst provides has been publicly disseminated.

3.	If you suspect that you or the Firm has learned material, non-public information about an issuer, you must take the following steps:
4.	Report the information and any proposed trade in that security to the CCO;
5.	Do not buy or sell the securities for you own account or for the account of anyone else, including a Firm client;
6.	After reviewing the issue, the CCO will make a determination as to whether the information is “inside” information. If it is, the CCO will so inform all Supervised Persons, and no one at the Firm may trade based on such information until the CCO determines that the information has been made public. At that time, the CCO shall notify the Firm’s Supervised Persons in writing that the ban on trading based on such information has been lifted.
7.	At all times, decisions regarding investments for clients will be made independently of decision concerning the accounts of supervised Persons or affiliates of the Firm. Under no circumstances may action be taken for client accounts in order to benefit a Supervised Person’s account or those of the Supervised Person’s Family/Household.
8.	No Supervised Person shall recommend any securities transaction for an advisory client without having disclosed his or his interest, if any, in such securities or the issuer of the securities, including without limitation: (1) his or her direct or indirect beneficial ownership of any securities of such issuer; (2) any contemplated transaction by such person in such securities; (3) any position with such issuer or its affiliates; and (4) any present or proposed business relationship between such issuer or its affiliates and such person or any party in which such person has a significant interest.